NOTIFICATION OF LATE FILING

Form 12b-25

SEC File Number 0-25648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Check One):

[ X ] Form 10-K and Form 10-KSB   [    ] Form 11-K   [    ] Form 20-F

   [ ] Form 10-Q and Form 10-QSB    [    ] Form N-SAR

For Period Ended:  December 31, 2003

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the Notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All Items.

PART 1—REGISTRANT INFORMATION

AFG Investment Trust D
Full Name of Registrant

N/A
Former Name, if Applicable

1050 Waltham Street, Suite 310
Address of Principal Executive Office (Street and Number)

Lexington, MA 02421
City, State and Zip

PART II—Rules 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[XX]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[XX]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to prepare a complete and accurate accounting of the fiscal year ended December 31, 2003. The delay is due to the Company requiring additional time to review the accounting treatment of various transactions. The Registrant expects to be completed with the financial statements by April 14, 2004 and, therefore, Form 10-KSB is expected to be filed within the prescribed extension period.

PART IV—OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard K Brock   619                                  299-4133

(Name)                                           (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).
[X] Yes    [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X ] Yes    [  ] No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made. See attachment.

 AFG Investment Trust D
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2004                                             By: /s/ Richard K Brock
Chief Financial Officer of AFG Investment Trust D
(Duly Authorized Officer)

ATTACHMENT TO FORM 12 b -25

Part IV—Other Information

The estimated results of operations for the twelve months ending December 31, 2003 compared to the actual results for the twelve months ending December 31, 2002 are as follows (in thousands):

	2003	2002

Total revenues	$1,203	$5,462
Total expenses	6,313	9,979
Other income	5,291	-
Loss from equity interests	(2,214)	(101)

Net loss	$(2,033)	$(4,618)

In the fourth quarter of 2003, the Trust returned its Boeing 767-300 aircraft to the lender at the expiration of its lease as allowed in the debt agreements. As a result of the transaction the Trust recognized a loss on the disposal of equipment of $3.8 million, which is included in total revenues, and a corresponding gain on extinguishment of debt of $3.8 million, which is included in other income. In addition, in May 1999, the Trust sold a residual interest in a Boeing 767-300 aircraft for approximately $1.5 million to an independent third party, which was subordinate to certain preferred payments to be made by the Trust in connection with the sale of the aircraft. Payment of the residual interest was due only to the extent that the Trust received net residual proceeds from the aircraft. In the fourth quarter 2003, the aircraft was returned to the lender, no amounts were payable by the Trust for the residual interest. Therefore the residual interest liability was recorded as income under other income in the Statement of Operations.